Exhibit 4.2

Amendment #1 to Option Purchase Agreement

CD38-GEAR-NK(Auto)

This Amendment #1 (the “Amendment #1”) to the CD38-GEAR-NK(Auto) Option Purchase Agreement dated April 26, 2021 (the “Agreement”) is made and entered into by and between VyGen-Bio, Inc., (“VyGen-Bio”) and Coeptis Pharmaceuticals, Inc. (“Coeptis”) and for good and valuable consideration.

The Parties mutually agree as follows:

1.	Paragraph 1(b) of the Agreement is amended to provide as follows:

a.	For a period of ten (10) calendar days from the date hereof, Coeptis shall have the right to exercise the Option to purchase the Co-development Rights granted under the Agreement by paying the purchase of $3,500,000 to VyGen-Bio as follows:

i.	$700,000 to be paid in cash US;

ii.	$2,300,000 to be paid by promissory note due and payable in full on or before December 31, 2021 in the form of Exhibit A hereto (the “Promissory Note”); and
iii.	$500,000 paid through the credit for Option Purchase Price previously paid pursuant to the Agreement.

b.	VyGen-Bio waives the requirement set forth in Paragraph 1(b) of the Agreement that the Option must be exercised on or before June 30, 2021 in order to maintain the exercise price of $3,500,000;
c.	Coeptis waives the requirement set forth in Paragraph 1(b) of the Agreement that a Patent Application must be filed before the exercise of the Option;
d.	The Parties agree that the timely payment in full of the Promissory Note described in Paragraph 1(a)(ii) above is a condition to Coeptis maintaining its 50% ownership rights in the Co-development Asset and that in the event of Default by Coeptis of the Promissory Note: (1) the Co-development ownership rights acquired by Coeptis will automatically and permanently be reduced to 20% (i.e., Coeptis’ ownership in the Co-development Asset will be an aggregate of 20% as opposed to 50%) without any further action or consent from either Party and (2) in connection with such default and reduction in ownership percentage, the Promissory Note will be automatically cancelled and shall not continue to be due or payable. Any subsequent change or increase in ownership rights in the Co-development Asset above 20% will require the mutual agreement of both Parties with no assurance that any further Co-development ownership rights beyond 20% may be offered or acceptable to VyGen-Bio; and
e.	The Parties agree that a definitive Co-development Agreement will be entered into by the Parties within sixty (60) days following the Exercise by Coeptis pursuant to Paragraph 1 of this Amendment #1.

2.	Paragraph 5 of the Agreement is amended to add the following: As a wholly owned subsidiary of Vycellix, Inc, VYGen-Bio is authorized without further notice to or consent from Coeptis to transfer from time to time to Vycellix, Inc part or all of the consideration paid in accordance with Paragraph 1 above, which transfer(s) may represent payment for services or assets, loans, contributions to capital or any other legal purpose.
3.	All remaining provisions of the Agreement not expressly modified by this Amendment #1 shall remain in full force and effect.
4.	This Amendment #1 constitutes the entire agreement of the Parties concerning the subject matter hereof and cannot be amended or altered except in writing executed by the Parties.

In Witness Whereof, the Parties execute this Amendment #1 as of this 15th day of August 2021.

VYGEN-BIO, INC

/s/ Douglas W. Calder, Its: President

Douglas W. Calder

COEPTIS PHARMACEUTICALS, INC

/s/ David Mehalick, Its: CEO

Dave Mehalick